SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At March 31, 2014 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Report of Independent Registered Public Accounting Firm		3
Company Data / Share Capital Composition		5
Company Data / Cash Dividends		6
Individual Interim Accounting Information / Statement of Financial Position - Assets		7
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		8
Individual Interim Accounting Information / Statement of Income		9
Individual Interim Accounting Information / Statement of Comprehensive Income		10
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 03/31/2014		12
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 03/31/2013		13
Individual Interim Accounting Information / Statement of Added Value		14
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		15
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		16
Consolidated Interim Accounting Information / Statement of Income		17
Consolidated Interim Accounting Information / Statement of Comprehensive Income		18
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 03/31/2014		20
Consolidated Interim Accounting Information / Statement of Added Value		22
Notes to the financial statements		23
1.	The Company and its operations	23
2.	Basis of preparation of interim financial information	23
3.	Basis of consolidation	23
4.	Accounting policies	24
5.	Cash and cash equivalents	24
6.	Marketable securities	24
7.	Trade and other receivables	25
8.	Inventories	26
9.	Disposal of assets and legal mergers	26
10.	Investments	28
11.	Property, plant and equipment	30
12.	Intangible assets	31
13.	Exploration for and evaluation of oil and gas reserves	32
14.	Trade payables	33
15.	Finance debt	34
16.	Leases	37
17.	Related parties	37
18.	Provision for decommissioning costs	42
19.	Taxes	43
20.	Employee benefits (Post-Employment)	46
21.	Shareholders’ equity	48
22.	Sales revenues	49
23.	Other operating expenses, net	49
24.	Expenses by nature	50
25.	Net finance income (expense)	50
26.	Supplemental information on statement of cash flows	51
27.	Segment information	52
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	56
29.	Collateral in connection with concession agreements for petroleum exploration	59
30.	Risk management	60
31.	Fair value of financial assets and liabilities	64
32.	Subsequent events	64
33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of March 31, 2014	65

Report of Independent Registered Public Accounting Firm

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended March 31, 2014, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attent¬ion that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the three-month period ended March 31, 2014.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, May 9, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
03/31/2014

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Petróleo Brasileiro S.A. – Petrobras

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of shares	Dividends Per Share (Reais/Share)

Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Preferred		0.96720
Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Commom		0.52170

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2014	December 31, 2013
1	Total Assets	655,054,125	633,173,147
1.01	Current Assets	94,735,399	87,479,632
1.01.01	Cash and Cash Equivalents	14,409,713	7,916,932
1.01.02	Short Term Investments	19,412,428	22,752,497
1.01.03	Trade Receivables, Net	18,201,769	16,300,802
1.01.04	Inventories	28,795,763	27,476,460
1.01.06	Recoverable Income Taxes	9,221,879	9,280,857
1.01.06.01	Current Recoverable Income Taxes	9,221,879	9,280,857
1.01.06.01.01	Current Income Tax and Social Contribution	1,573,217	1,467,911
1.01.06.01.02	Other Recoverable Taxes	7,648,662	7,812,946
1.01.08	Other Current Assets	4,693,847	3,752,084
1.01.08.01	Non-Current Assets Held for Sale	692,872	781,020
1.01.08.03	Others	4,000,975	2,971,064
1.01.08.03.01	Advances to Suppliers	1,345,057	1,406,594
1.01.08.03.02	Others	2,655,918	1,564,470
1.02	Non-Current Assets	560,318,726	545,693,515
1.02.01	Long-Term Receivables	27,518,368	26,330,089
1.02.01.01	Financial Investments at Fair Value	21,474	30,696
1.02.01.02	Financial Investments Valued at Amortized Cost	230,739	226,967
1.02.01.03	Trade Receivables, Net	4,691,971	4,452,998
1.02.01.06	Deferred income Taxes	11,504,183	10,898,894
1.02.01.06.02	Taxes and contributions	11,504,183	10,898,894
1.02.01.09	Other Non-Current Assets	11,070,001	10,720,534
1.02.01.09.03	Advances to Suppliers	1,939,944	2,171,595
1.02.01.09.04	Judicial Deposits	5,025,318	4,825,714
1.02.01.09.05	Other Long-Term Assets	4,104,739	3,723,225
1.02.02	Investments	84,881,560	83,496,708
1.02.03	Property, Plant and Equipment	414,709,884	402,567,124
1.02.04	Intangible Assets	33,208,914	33,289,202
1.02.05	Deferred	−	10,392

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2014	December 31, 2013
2	Total Liabilities	655,054,125	633,173,147
2.01	Current Liabilities	99,445,839	102,049,038
2.01.01	Social and Labor Obligations	5,545,288	4,127,436
2.01.02	Trade Payables	27,014,675	25,960,929
2.01.04	Loans and Financing	44,019,243	48,410,782
2.01.04.01	Loans and Financing	42,047,266	46,627,015
2.01.04.03	Finance Lease Obligations	1,971,977	1,783,767
2.01.05	Other Liabilities	20,925,627	21,730,059
2.01.05.02	Others	20,925,627	21,730,059
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	9,526,552	9,301,024
2.01.05.02.04	Other taxes	9,004,564	9,734,036
2.01.05.02.05	Other Accounts Payable and Expenses	2,394,511	2,694,999
2.01.06	Provisions	1,941,006	1,819,832
2.01.06.02	Other Provisions	1,941,006	1,819,832
2.01.06.02.04	Pension and Medical Benefits	1,941,006	1,819,832
2.02	Non-Current Liabilities	200,947,607	182,984,298
2.02.01	Loans and Financing	127,588,988	111,695,991
2.02.01.01	Loans and Financing	121,794,597	105,736,502
2.02.01.03	Finance Lease Obligations	5,794,391	5,959,489
2.02.03	Deferred Income Taxes	26,487,685	24,260,070
2.02.03.01	Deferred Income Tax and Social Contribution	26,487,685	24,260,070
2.02.04	Provisions	46,870,934	47,028,237
2.02.04.01	Social Security and Labor Provisions	2,440,770	2,279,536
2.02.04.02	Other Provisions	44,430,164	44,748,701
2.02.04.02.04	Pension and Medical Benefits	26,613,353	26,076,561
2.02.04.02.05	Provision for Dismantling of Areas	15,212,309	15,319,511
2.02.04.02.06	Other Provisions	2,604,502	3,352,629
2.03	Shareholders' Equity	354,660,679	348,139,811
2.03.01	Share Capital	205,410,905	205,410,905
2.03.02	Capital Reserves	952,802	1,048,205
2.03.04	Profit Reserves	148,924,307	148,924,307
2.03.05	Accumulated Profit/Losses	5,365,638	−
2.03.06	Equity Valuation Adjustments	(5,992,973)	(7,243,606)

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
3.01	Sales Revenues	63,649,614	56,923,458
3.02	Cost of Sales	(50,334,860)	(43,855,447)
3.03	Gross Profit	13,314,754	13,068,011
3.04	Operating Expenses / Income	(7,444,612)	(4,633,835)
3.04.01	Selling Expenses	(3,267,466)	(3,045,885)
3.04.02	General and Administrative Expenses	(1,787,341)	(1,681,540)
3.04.05	Other Operating Expenses	(6,516,101)	(3,856,960)
3.04.05.01	Other Taxes	(199,176)	(85,548)
3.04.05.02	Research and Development Expenses	(588,881)	(645,239)
3.04.05.03	Exploration Costs	(1,476,308)	(1,237,075)
3.04.05.04	Profit sharing	(281,059)	(376,403)
3.04.05.05	Other operating expenses, net	(3,970,677)	(1,512,695)
3.04.06	Share of profit / gains on interest in equity-accounted investments	4,126,296	3,950,550
3.05	Net income before financial results, profit sharing and income taxes	5,870,142	8,434,176
3.06	Finance income (expenses), net	455,341	1,201,807
3.06.01	Finance Income	1,278,489	1,534,162
3.06.01.01	Finance Income	777,424	748,987
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	501,065	785,175
3.06.02	Finance Expenses	(823,148)	(332,355)
3.06.02.01	Finance Expenses	(823,148)	(332,355)
3.07	Net Income Before Income Taxes	6,325,483	9,635,983
3.08	Income Tax and Social Contribution	(962,454)	(2,006,496)
3.08.02	Deferred	(962,454)	(2,006,496)
3.09	Net Income from Continuing Operations	5,363,029	7,629,487
3.11	Income / Loss for the Period	5,363,029	7,629,487
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.41000	0.58000
3.99.01.02	Preferred	0.41000	0.58000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.41000	0.58000
3.99.02.02	Preferred	0.41000	0.58000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
4.01	Net Income for the Period	5,363,029	7,629,487
4.02	Other Comprehensive Income	1,253,242	(396,077)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	(32)	(119)
4.02.06	Deferred Income Tax and Social Contribution on Available-for-Sale Securities	11	40
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized	3,720,444	−
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	423,393	−
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(1,265,171)	−
4.02.10	Share of Other Comprehensive Income of Equity-accounted Investments	(1,625,403)	(395,998)
4.03	Comprehensive Income for the Period	6,616,271	7,233,410

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
6.01	Net Cash - Operating Activities	4,384,056	7,864,799
6.01.01	Cash Provided by Operating Activities	9,406,443	11,097,448
6.01.01.01	Net Income for the Period	5,363,029	7,629,488
6.01.01.03	Share of Profit of Equity-accounted Investments	(4,126,296)	(3,950,550)
6.01.01.04	Depreciation, Depletion and Amortization	5,211,784	4,641,913
6.01.01.05	Impairment charges on property, plant and equipment and other assets	142,794	54,573
6.01.01.06	Exploratory expenditures written off	1,056,754	603,349
6.01.01.07	Pension and medical benefits (actuarial expense)	976,354	1,073,990
6.01.01.08	Gain/losses on disposal of assets/ residual value of assets written off	(499,292)	21,397
6.01.01.09	Foreign Exchange variation, indexation and finance charges	318,862	(983,208)
6.01.01.10	Deferred income taxes, net	962,454	2,006,496
6.01.02	Changes in Assets and Liabilities	(5,414,689)	(3,184,364)
6.01.02.01	Trade and Other Receivables	(2,335,731)	(286,886)
6.01.02.02	Inventories	(1,460,236)	(1,573,203)
6.01.02.03	Trade Payables	(356,311)	(259,776)
6.01.02.04	Taxes payable	(1,275,793)	(102,089)
6.01.02.05	Pension and Medical Benefits	(318,388)	(99,083)
6.01.02.06	Short-term Operations with Subsidiaries / Associates	331,770	(863,327)
6.01.03	Others	392,302	(48,285)
6.01.03.01	Other Assets	(2,027,085)	(450,183)
6.01.03.02	Other Liabilities	2,419,387	401,898
6.02	Net Cash - Investment Activities	(13,112,361)	(15,390,873)
6.02.01	Acquisitions of Property, Plant and Equipment, and Intangible Assets	(16,226,407)	(13,654,006)
6.02.02	Additions to Investments	(1,896,382)	(2,963,360)
6.02.08	Receipts from disposal of assets (divestment)	1,255,270	−
6.02.09	Investments in Marketable Securities	3,754,000	1,160,438
6.02.10	Dividends Received	1,158	66,055
6.03	Net Cash - Financing Activities	15,221,086	3,284,141
6.03.04	Proceeds from long-term financing	8,622,764	13,655,876
6.03.05	Repayment of Principal	(7,963,907)	(9,611,564)
6.03.06	Repayment of Interest	(755,726)	(579,548)
6.03.07	Intercompany Loans, Net	15,318,406	(179,939)
6.03.09	Dividends Paid to Shareholders	(451)	(684)
6.05	Increase (Decrease) in Cash and Cash Equivalents	6,492,781	(4,241,933)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,916,932	17,392,885
6.05.02	Cash and Cash Equivalents at the End of the Period	14,409,713	13,150,952

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 03/31/2014

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,410,905	1,048,205	148,924,307	−	(7,243,606)	348,139,811
5.03	Adjusted Opening Balance	205,410,905	1,048,205	148,924,307	−	(7,243,606)	348,139,811
5.04	Capital Transactions with Shareholders	−	(95,403)	−	2,609	(2,609)	(95,403)
5.04.08	Change in Interest in Subsidiaries	−	(95,403)	−	−	−	(95,403)
5.04.09	Realization of the Deemed Cost	−	−	−	2,609	(2,609)	−
5.05	Total of Comprehensive Income	−	−	−	5,363,029	1,253,242	6,616,271
5.05.01	Net Income for the Period	−	−	−	5,363,029	−	5,363,029
5.05.02	Other Comprehensive Income	−	−	−	−	1,253,242	1,253,242
5.07	Final Balance	205,410,905	952,802	148,924,307	5,365,638	(5,992,973)	354,660,679

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 03/31/2013

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,392,137	938,861	134,980,228	−	2,128,419	343,439,645
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,504,135)	(14,658,267)
5.03	Adjusted Opening Balance	205,392,137	938,861	134,980,228	(154,132)	(12,375,716)	328,781,378
5.04	Capital Transactions with Shareholders	−	13,927	−	2,609	(2,609)	13,927
5.04.08	Change in Interest in Subsidiaries	−	13,927	−	−	−	13,927
5.04.09	Realization of the Deemed Cost	−	−	−	2,609	(2,609)	−
5.05	Total of Comprehensive Income	−	−	−	7,629,487	(396,077)	7,233,410
5.05.01	Net Income for the Period	−	−	−	7,629,487	−	7,629,487
5.05.02	Other Comprehensive Income	−	−	−	−	(396,077)	(396,077)
5.07	Final Balance	205,392,137	952,788	134,980,228	7,477,964	(12,774,402)	336,028,715

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated Current Year 01/01/2014 to 03/31/2014	Accumulated Previous Year 01/01/2013 to 03/31/2013
7.01	Income	98,748,118	87,648,307
7.01.01	Sales of Goods, Products and Services Provided	79,390,727	72,059,672
7.01.02	Other Revenues	2,119,484	1,445,397
7.01.03	Revenues Related to the Construction of Own Assets	17,260,141	14,143,162
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(22,234)	76
7.02	Inputs Acquired from Third Parties	(54,488,504)	(47,452,740)
7.02.01	Cost of Sales	(27,575,353)	(24,984,767)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(20,719,668)	(17,370,001)
7.02.03	Impairment / Recovery of Assets	(142,795)	(54,573)
7.02.04	Others	(6,050,688)	(5,043,399)
7.03	Gross Added Value	44,259,614	40,195,567
7.04	Retentions	(5,211,784)	(4,641,913)
7.04.01	Depreciation, Amortization and Depletion	(5,211,784)	(4,641,913)
7.05	Net Added Value Produced	39,047,830	35,553,654
7.06	Transferred Added Value	5,037,335	4,658,949
7.06.01	Share of Profit of Equity-accounted Investments	4,126,296	3,950,550
7.06.02	Finance Income	716,062	526,635
7.06.03	Others	194,977	181,764
7.07	Total Added Value to be Distributed	44,085,165	40,212,603
7.08	Distribution of Added Value	44,085,165	40,212,603
7.08.01	Personnel	7,835,599	4,974,786
7.08.01.01	Direct compensation	6,148,605	3,286,041
7.08.01.02	Benefits	1,399,655	1,431,441
7.08.01.03	FGTS	287,339	257,304
7.08.02	Taxes, Duties and Social Contributions	20,252,981	20,272,705
7.08.02.01	Federal	13,324,692	13,801,515
7.08.02.02	State	6,855,680	6,432,023
7.08.02.03	Municipal	72,609	39,167
7.08.03	Remuneration of Third Party Capital	10,633,556	7,335,624
7.08.03.01	Interest	2,333,732	499,053
7.08.03.02	Rental	8,299,824	6,836,571
7.08.04	Remuneration of Shareholders' Equity	5,363,029	7,629,488
7.08.04.03	Retained Earnings / Loss For The Period	5,363,029	7,629,488

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2014	12/31/2013
1	Total Assets	802,014,652	752,966,638
1.01	Current Assets	159,665,082	123,350,379
1.01.01	Cash and Cash Equivalents	68,466,530	37,171,824
1.01.02	Short Term Investments	10,025,962	9,100,565
1.01.03	Trade and Other Receivables	24,040,519	22,652,362
1.01.04	Inventories	35,259,679	33,323,520
1.01.06	Recoverable Income Taxes	11,609,575	11,645,732
1.01.06.01	Current Recoverable Income Taxes	11,609,575	11,645,732
1.01.06.01.01	Current Income Tax and Social Contribution	2,598,888	2,484,097
1.01.06.01.02	Other Recoverable Taxes	9,010,687	9,161,635
1.01.08	Other Current Assets	10,262,817	9,456,376
1.01.08.01	Non-Current Assets Held for Sale	5,441,533	5,638,285
1.01.08.03	Others	4,821,284	3,818,091
1.01.08.03.01	Advances to Suppliers	1,537,180	1,599,888
1.01.08.03.02	Others	3,284,104	2,218,203
1.02	Non-Current Assets	642,349,570	629,616,259
1.02.01	Long-Term Receivables	45,838,038	43,999,364
1.02.01.01	Financial Investments at Fair Value	21,481	30,703
1.02.01.02	Financial Investments Valued at Amortized Cost	273,992	276,514
1.02.01.03	Trade and Other Receivables	11,520,449	10,615,681
1.02.01.06	Deferred Income Taxes	15,868,694	15,250,712
1.02.01.06.01	Deferred Income Tax and Social Contribution	2,687,175	2,647,426
1.02.01.06.02	Taxes and Contributions	13,181,519	12,603,286
1.02.01.09	Other Non-Current Assets	18,153,422	17,825,754
1.02.01.09.03	Advances to Suppliers	7,272,061	7,566,266
1.02.01.09.04	Judicial deposits	6,107,759	5,866,332
1.02.01.09.05	Other Long-Term Assets	4,773,602	4,393,156
1.02.02	Investments	15,619,421	15,615,384
1.02.03	Property, Plant and Equipment	544,913,640	533,880,314
1.02.04	Intangible Assets	35,978,471	36,121,197

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2014	12/31/2013
2	Total Liabilities	802,014,652	752,966,638
2.01	Current Liabilities	83,746,333	82,524,531
2.01.01	Social and Labor Obligations	6,361,671	4,806,121
2.01.02	Trade Payables	26,905,198	27,922,367
2.01.03	Taxes	734,543	659,129
2.01.03.01	Federal Taxes	734,543	659,129
2.01.03.01.01	Income Tax and Social Contribution Payable	734,543	659,129
2.01.04	Loans and Financing	21,843,616	18,782,899
2.01.04.01	Loans and Financing	21,802,889	18,744,487
2.01.04.03	Finance Lease Obligations	40,727	38,412
2.01.05	Other Liabilities	24,748,010	25,927,790
2.01.05.02	Others	24,748,010	25,927,790
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	9,526,552	9,301,024
2.01.05.02.04	Other Taxes	10,092,932	10,937,674
2.01.05.02.05	Other Accounts Payable and Expenses	5,128,526	5,689,092
2.01.06	Provisions	2,007,631	1,912,388
2.01.06.02	Other Provisions	2,007,631	1,912,388
2.01.06.02.04	Pension and Medical Benefits	2,007,631	1,912,388
2.01.07	Liabilities associated with non-current Assets Held For Sale and Discontinued	1,145,664	2,513,837
2.01.07.01	Liabilities associated with Non-current Assets Held For Sale	1,145,664	2,513,837
2.02	Non-Current Liabilities	362,498,671	321,108,423
2.02.01	Loans and Financing	286,303,185	249,037,996
2.02.01.01	Loans and Financing	286,135,183	248,866,878
2.02.01.03	Finance Lease Obligations	168,002	171,118
2.02.03	Deferred Income Taxes	25,624,143	23,206,032
2.02.03.01	Deferred Income Tax and Social Contribution	25,624,143	23,206,032
2.02.04	Provisions	50,571,343	48,864,395
2.02.04.01	Social Security and Labor Provisions	3,083,203	2,918,084
2.02.04.02	Other Provisions	47,488,140	45,946,311
2.02.04.02.04	Pension and Medical Benefits	28,124,519	27,541,280
2.02.04.02.05	Provision for Decommissioning Costs	16,534,855	16,709,307
2.02.04.02.06	Other Provisions	2,828,766	1,695,724
2.03	Consolidated Shareholders' Equity	355,769,648	349,333,684
2.03.01	Share Capital	205,410,905	205,410,905
2.03.02	Capital Reserves	641,482	736,885
2.03.04	Profit Reserves	149,035,709	149,035,709
2.03.05	Accumulated Profit / Losses	5,395,469	−
2.03.06	Equity Valuation Adjustments	(5,992,973)	(7,243,606)
2.03.09	Non-controlling Interests	1,279,056	1,393,791

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
3.01	Sales Revenues	81,544,805	72,535,347
3.02	Cost of Sales	(62,091,203)	(53,679,286)
3.03	Gross Profit	19,453,602	18,856,061
3.04	Operating Expenses / Income	(11,691,907)	(8,850,158)
3.04.01	Selling Expenses	(2,725,168)	(2,294,333)
3.04.02	General and Administrative Expenses	(2,559,600)	(2,470,832)
3.04.05	Other Operating Expenses	(6,928,837)	(4,241,160)
3.04.05.01	Other Taxes	(326,686)	(223,199)
3.04.05.02	Research and Development Expenses	(592,391)	(673,084)
3.04.05.03	Exploration Costs	(1,525,393)	(1,281,500)
3.04.05.04	Profit Sharing	(335,532)	(413,351)
3.04.05.05	Other Operating Expenses / Income, Net	(4,148,835)	(1,650,026)
3.04.06	Share of Profit in Equity-Accounted Investments	521,698	156,167
3.05	Net Income Before Financial Results and Income Taxes	7,761,695	10,005,903
3.06	Net Finance Income (Expense)	(173,131)	1,389,774
3.06.01	Finance Income	1,674,601	2,588,329
3.06.01.01	Finance Income	1,042,290	971,767
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	632,311	1,616,562
3.06.02	Finance Expenses	(1,847,732)	(1,198,555)
3.06.02.01	Finance Expenses	(1,847,732)	(1,198,555)
3.07	Net Income Before Income Taxes	7,588,564	11,395,677
3.08	Income Tax and Social Contribution	(1,802,824)	(3,560,462)
3.08.01	Current	(1,120,422)	(1,438,869)
3.08.02	Deferred	(682,402)	(2,121,593)
3.09	Net Income from Continuing Operations	5,785,740	7,835,215
3.11	Consolidated Net Income / Loss for the Period	5,785,740	7,835,215
3.11.01	Attributable to Shareholders of Petrobras	5,392,860	7,693,177
3.11.02	Attributable to Non-controlling Interests	392,880	142,038
3.99	Income per Share - (Reais / Share)	−	−
3.99.01	Basic Income per Share	−	−
3.99.01.01	Common	0.41000	0.59000
3.99.01.02	Preferred	0.41000	0.59000
3.99.02	Diluted Income per Share	−	−
3.99.02.01	Common	0.41000	0.59000
3.99.02.02	Preferred	0.41000	0.59000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
4.01	Consolidated Net Income for the Period	5,785,740	7,835,215
4.02	Other Comprehensive Income	912,030	(478,295)
4.02.03	Cumulative translation adjustments	(2,113,165)	(458,760)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	(32)	(119)
4.02.05	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	−	(92,410)
4.02.06	Deferred income tax and social contribution on available-for-sale securities	11	30,742
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized	3,895,579	43,156
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	471,792	(1,958)
4.02.09	Deferred income tax and social contribution on Unrealized gains / (losses) on cash flow hedge	(1,482,950)	−
4.02.10	Share of other comprehensive income of equity-accounted investments	140,795	1,054
4.03	Consolidated Comprehensive Income for the Period	6,697,770	7,356,920
4.03.01	Attributable to Shareholders of Petrobras	6,646,102	7,297,100
4.03.02	Attributable to Non-controlling Interests	51,668	59,820

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
6.01	Net Cash - Operating Activities	9,415,128	14,879,766
6.01.01	Cash Provided by Operating Activities	16,276,556	17,256,151
6.01.01.01	Net Income for the Period	5,392,860	7,693,177
6.01.01.02	Non-controlling Interests	392,880	142,038
6.01.01.03	Share of Profit/ Loss of Equity-accounted Investments	(521,698)	(156,167)
6.01.01.04	Depreciation, Depletion and Amortization	7,123,082	6,382,414
6.01.01.05	Impairment charges on property, plant and equipment and other assets	275,777	147,099
6.01.01.06	Write-off of Dry Wells	1,056,830	606,565
6.01.01.07	Actuarial Expense - Pension and Medical Benefits	1,040,741	1,402,099
6.01.01.08	Gain/losses on disposal of assets/ residual value of assets written off	(583,685)	(29,293)
6.01.01.09	Foreign exchange variation, indexation and finance charges	1,417,367	(1,053,374)
6.01.01.10	Deferred Income Tax, Net	682,402	2,121,593
6.01.02	Changes in Assets and Liabilities	(7,114,512)	(2,279,651)
6.01.02.01	Trade and Other Receivables	(2,548,594)	373,597
6.01.02.02	Inventories	(2,469,986)	(2,324,407)
6.01.02.03	Trade Payables	(486,786)	400,414
6.01.02.04	Taxes payable	(1,273,711)	(430,903)
6.01.02.05	Pension and Medical Benefits	(335,435)	(298,352)
6.01.03	Others	253,084	(96,734)
6.01.03.01	Other Assets	(1,995,588)	(530,462)
6.01.03.02	Other Liabilities	2,248,672	433,728
6.02	Net Cash - Investment Activities	(20,193,704)	(16,320,311)
6.02.01	Capital Expenditrures	(20,686,334)	(18,443,924)
6.02.02	Investments in investees	(13,076)	(92)
6.02.08	Receipts from disposal of assets (divestment)	869,316	8,069
6.02.09	Investments in Marketable Securities	(726,388)	2,087,655
6.02.10	Dividends Received	362,778	27,981
6.03	Net Cash - Financing Activities	43,892,014	1,027,983
6.03.03	Acquisition of non-controlling interest	(108,921)	(103,930)
6.03.04	Proceeds from financing	53,907,471	7,329,276
6.03.05	Repayment of principal	(6,135,176)	(3,072,228)
6.03.06	Repayment of interest	(3,770,909)	(3,124,451)
6.03.09	Dividends paid to shareholders	(451)	(684)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,818,732)	19,636
6.05	Increase (Decrease) in Cash and Cash Equivalents	31,294,706	(392,926)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	37,171,824	27,628,003
6.05.02	Cash and Cash Equivalents at the End of the Period	68,466,530	27,235,077

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 03/31/2014

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,410,905	736,885	149,035,709	−	(7,243,606)	347,939,893	1,393,791	349,333,684
5.03	Adjusted Opening Balance	205,410,905	736,885	149,035,709	−	(7,243,606)	347,939,893	1,393,791	349,333,684
5.04	Capital Transactions with Shareholders	−	(95,403)	−	2,609	(2,609)	(95,403)	(166,403)	(261,806)
5.04.06	Dividends	−	−	−	−	−	−	(54,556)	(54,556)
5.04.08	Change in Interest in Subsidiaries	−	(95,403)	−	−	−	(95,403)	(111,847)	(207,250)
5.04.09	Realization of the Deemed Cost	−	−	−	2,609	(2,609)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,392,860	1,253,242	6,646,102	51,668	6,697,770
5.05.01	Net Income for the Period	−	−	−	5,392,860	−	5,392,860	392,880	5,785,740
5.05.02	Other Comprehensive Income	−	−	−	−	1,253,242	1,253,242	(341,212)	912,030
5.07	Final Balance	205,410,905	641,482	149,035,709	5,395,469	(5,992,973)	354,490,592	1,279,056	355,769,648

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 03/31/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,392,137	630,288	134,928,829	−	2,128,418	343,079,672	2,353,980	345,433,652
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,504,135)	(14,658,267)	−	(14,658,267)
5.03	Adjusted Opening Balance	205,392,137	630,288	134,928,829	(154,132)	(12,375,717)	328,421,405	2,353,980	330,775,385
5.04	Capital Transactions with Shareholders	−	11,180	−	2,609	(2,609)	11,180	(186,090)	(174,910)
5.04.08	Change in Interest in Subsidiaries	−	11,180	−	−	−	11,180	(186,090)	(174,910)
5.04.09	Realization of the Deemed Cost	−	−	−	2,609	(2,609)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	7,693,177	(396,077)	7,297,100	59,820	7,356,920
5.05.01	Net Income for the Period	−	−	−	7,693,177	−	7,693,177	142,038	7,835,215
5.05.02	Other Comprehensive Income	−	−	−	−	(396,077)	(396,077)	(82,218)	(478,295)
5.07	Ending Balance	205,392,137	641,468	134,928,829	7,541,654	(12,774,403)	335,729,685	2,227,710	337,957,395

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 03/31/2014	Accumulated of the Previous Year 01/01/2013 to 03/31/2013
7.01	Sales Revenues	121,128,276	107,766,551
7.01.01	Sales of Goods, Products and Services Provided	98,405,677	88,480,874
7.01.02	Other Revenues	2,602,655	1,853,275
7.01.03	Revenues Related to the Construction of Own Assets	20,151,736	17,437,295
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(31,792)	(4,893)
7.02	Inputs Acquired from Third Parties	(65,868,281)	(56,144,759)
7.02.01	Cost of Sales	(36,618,125)	(31,249,516)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(22,474,415)	(19,316,897)
7.02.03	Impairment / Recovery of Assets	(275,777)	(147,099)
7.02.04	Others	(6,499,964)	(5,431,247)
7.03	Gross Added Value	55,259,995	51,621,792
7.04	Retentions	(7,123,082)	(6,382,414)
7.04.01	Depreciation, Amortization and Depletion	(7,123,082)	(6,382,414)
7.05	Net Added Value Produced	48,136,913	45,239,378
7.06	Transferred Added Value	1,690,080	1,091,979
7.06.01	Share of Profit of Equity-accounted Investments	521,698	156,167
7.06.02	Finance Income	1,042,290	971,767
7.06.03	Others	126,092	(35,955)
7.07	Total Added Value to be Distributed	49,826,993	46,331,357
7.08	Distribution of Added Value	49,826,993	46,331,357
7.08.01	Personnel	9,128,843	6,289,384
7.08.01.01	Payroll and Related Charges	7,190,081	4,281,516
7.08.01.02	Benefits	1,613,326	1,712,915
7.08.01.03	FGTS	325,436	294,953
7.08.02	Taxes, Duties and Social Contributions	27,600,575	27,617,880
7.08.02.01	Federal	16,308,954	17,342,995
7.08.02.02	State	11,179,906	10,197,290
7.08.02.03	Municipal	111,715	77,595
7.08.03	Remuneration of Third Party Capital	7,311,835	4,588,878
7.08.03.01	Interest	3,452,074	1,252,434
7.08.03.02	Rental	3,859,761	3,336,444
7.08.04	Remuneration of Shareholders' Equity	5,785,740	7,835,215
7.08.04.03	Retained Earnings / Loss For The Period	5,392,860	7,693,177
7.08.04.04	Non-controlling Interests	392,880	142,038

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information, except for the maintenance of the noncurrent deferred charges account, as established in CPC 43 (R1) – First-time adoption of Brazilian Accounting Pronouncements. The reconciliation between the parent company’s and the consolidated shareholders’ equity and net income is presented in Note 3.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that the consolidated information provides a more comprehensive view of the Company’s financial position and operational performance, along with some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on May 9, 2014.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Even though our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras and the entities it controls (its subsidiaries, joint operations and consolidated structured entities).

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2014.

The main disposal of assets and legal mergers are set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

		Shareholders' equity		Net income
	03.31.2014	12.31.2013	Jan-Mar 2014	Jan-Mar 2013
Consolidated - IFRS	355,770	349,334	5,786	7,835
Non-controlling Interests	(1,279)	(1,394)	(393)	(142)
Deferred Expenses, Net of Income Tax	170	200	(30)	(64)
Parent company - Brazilian Accounting Standards (CPC)	354,661	348,140	5,363	7,629

4.            Accounting policies

The same accounting policies and methods of computation were followed in this consolidated and individual interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013.

5.            Cash and cash equivalents

	Consolidated
	03.31.2014	12.31.2013
Cash at bank and in hand	1,750	2,227
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	15,168	8,182
Other investment funds	20	125
	15,188	8,307
- Abroad	51,529	26,638
Total short-term financial investments	66,717	34,945
Total cash and cash equivalents	68,467	37,172

6.            Marketable securities

	Consolidated
	03.31.2014	12.31.2013
Trading securities	10,011	9,085
Available-for-sale securities	30	39
Held-to-maturity securities	280	284
	10,321	9,408
Current	10,026	9,101
Non-current	295	307

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	03.31.2014	12.31.2013
Trade receivables
Third parties	23,781	23,067
Related parties (Note 17)
Investees	1,970	1,542
Receivables from the electricity sector	6,110	5,050
Petroleum and alcohol accounts - Federal Government	838	836
Other receivables	6,127	6,066
	38,826	36,561
Provision for impairment of trade receivables	(3,265)	(3,293)
	35,561	33,268
Current	24,041	22,652
Non-current	11,520	10,616

7.2.       Changes in the provision for impairment of trade receivables

	Consolidated
	03.31.2014	12.31.2013
Opening balance	3,293	2,967
Additions (*) (**)	81	470
Write-offs (*)	(109)	(144)
Closing balance	3,265	3,293
Current	1,889	1,873
Non-current	1,376	1,420

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

7.3.       Trade and other receivables overdue - Third parties

	Consolidated
	03.31.2014	12.31.2013
Up to 3 months	1,055	1,620
From 3 to 6 months	599	372
From 6 to 12 months	753	848
More than 12 months	4,104	3,848
	6,511	6,688

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	03.31.2014	12.31.2013
Crude Oil	13,274	13,702
Oil Products	13,454	11,679
Intermediate products	2,326	2,165
Natural Gas and LNG (*)	926	939
Biofuels	608	370
Fertilizers	54	60
	30,642	28,915
Materials, supplies and others	4,762	4,532
	35,404	33,447
Current	35,260	33,324
Non-current	144	123

(*) Liquid Natural Gas

Consolidated inventories are presented net of an R$ 80 allowance reducing inventories to net realizable value    (R$ 205 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss, as other operating expenses are set out in note 23.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 7,420 (R$ 6,972 as of December 31, 2013), as set out in note 20.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of R$ 711, including contractual price adjustments. A gain of R$ 646 before taxes was recognized as other operating income (expenses).

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380 million, subject to price adjustment before the closing of the transaction.

On April 30, 2014 the transaction was concluded and assets and liabilities were transferred to Perenco. Gains or losses on the transaction will be determined based on book values as of this date and other contractual adjustments.

Due to the pending conditions precedent for conclusion of this transaction as of March 31, 2014, the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Energia Peru. S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. –PIB BV, to China National Petroleum Corporation (CNPC), for US$ 2,647 million, subject to price adjustment before the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

9.2.       Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

						Consolidated
					03.31.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	115	279	3,575	2	3,971	4,169
Trade receivables	−	272	64	−	336	318
Inventories	−	181	284	−	465	283
Investments	−	23	24	−	47	126
Cash and Cash Equivalents	−	−	152	−	152	283
Others	−	33	438	−	471	459
	115	788	4,537	2	5,442	5,638

Liabilities on assets classified as held for sale
Trade Payables	−	(32)	(161)	−	(193)	(383)
Provision for decommissioning costs	−	−	(70)	−	(70)	(70)
Non-current debt	−	(6)	(45)	−	(51)	(1,434)
Others	−	(126)	(707)	−	(833)	(627)
	−	(164)	(983)	−	(1,147)	(2,514)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.3.       Legal mergers

On April 2, 2014, the Shareholders’ Extraordinary General Meeting of Petrobras approved the following mergers of subsidiaries into Petrobras, which did not increase share capital or additional paid in capital:

- Termoaçu S.A.;
- Termoceará Ltda.;
- Companhia Locadora de Equipamentos Petrolíferos – CLEP.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

10.          Investments

10.1.   Investments in subsidiaries, joint ventures, joint operations and associates(Parent Company)

	03.31.2014	12.31.2013
Subsidiaries:
PNBV	30,439	29,631
BR Distribuidora	12,158	11,767
Gaspetro	11,688	10,633
Transpetro	4,948	4,666
PB-LOG	3,404	3,351
PIB BV	3,064	3,837
Citepe	2,464	2,504
PBIO	2,075	2,121
PetroquímicaSuape	1,373	1,499
CLEP	1,108	1,530
Liquigás	866	859
Araucária Nitrogenados	733	789
Termomacaé Ltda	777	747
Termoaçu	688	666
Breitener	488	475
5283 Participações	411	518
Termobahia	345	429
Arembepe	338	314
Termoceará	309	334
PBEN	303	301
Other subsidiaries	909	871
Joint operations	228	218
Joint ventures	394	374
Associates	3,750	3,481
	83,260	81,915

Goodwill	3,122	3,125
Unrealized profits - Parent company	(1,526)	(1,570)
Other investments	26	27
Total investments	84,882	83,497

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	03.31.2014	12.31.2013
Investments measured using equity method
Braskem S.A.	5,348	5,157
Petrobras Oil & Gas BV	3,751	3,999
State-controlled Natural Gas distributors	1,319	1,248
Guarani S.A.	1,196	1,194
Petroritupano - Orielo	446	464
Petrowayu - La Concepción	417	433
Nova Fronteira Bionergia S.A.	403	399
Other petrochemical investees	217	196
UEG Araucária	164	138
Transierra S.A.	159	159
Petrokariña - Mata	149	155
Other associates	1,998	2,021
	15,567	15,563
Other investments	52	52
	15,619	15,615

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	03.31.2014	12.31.2013	Type	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	1.53	1.87	2,076	2,537
						2,076	2,537

Associate
Braskem	212,427	212,427	Common	13.98	16.50	2,970	3,505
Braskem	75,793	75,793	Preferred A	17.79	21.00	1,348	1,592
						4,318	5,097

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of March 31, 2014, was R$ 4,318, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections to determine the value in use of Braskem were based are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2013	16,684	166,972	166,878	68,182	418,716	279,824
Additions	148	3,870	78,156	1,408	83,582	62,974
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)	(1,958)
Capitalized borrowing costs	−	−	8,474	−	8,474	6,514
Business combinations	39	70	36	−	145	−
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)	(4,550)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018	80,642
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)	(21,028)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)	(119)
Impairment - reversal (****)	−	112	−	165	277	268
Cumulative translation adjustment	79	5,682	3,300	879	9,940	−
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Cost	25,134	312,427	186,840	180,654	705,055	531,928
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)	−	(63,826)	(171,175)	(129,361)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Additions	2	1,007	18,315	149	19,473	15,936
Additions to / review of estimates of decommissioning costs	−	−	−	13	13	−
Capitalized borrowing costs	−	−	2,232	−	2,232	2,068
Write-offs	(15)	(47)	(1,024)	(78)	(1,164)	(1,038)
Transfers	1,520	4,920	(13,029)	7,536	947	296
Depreciation, amortization and depletion	(333)	(4,192)	−	(2,483)	(7,008)	(5,120)
Cumulative translation adjustment	(74)	(2,189)	(627)	(569)	(3,459)	−
Balance at March 31, 2014	19,531	211,280	192,707	121,396	544,914	414,709
Cost	26,499	314,723	192,707	186,333	720,262	548,988
Accumulated depreciation, amortization and depletion	(6,968)	(103,443)	−	(64,937)	(175,348)	(134,279)
Balance at March 31, 2014	19,531	211,280	192,707	121,396	544,914	414,709

Weighted average of useful life in years	25 (25 to 40) (except land)	20 (3 to 31) (**)		Unit of production method

(*) See note 27 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

At March 31, 2014, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 201 and R$ 10,586, respectively (R$ 202 and R$ 10,738 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at January 1, 2013	78,702	386	1,178	941	81,207	77,349
Additions	6,665	72	278	−	7,015	6,862
Capitalized borrowing costs	−	−	26	−	26	26
Write-offs	(171)	(3)	(7)	−	(181)	(138)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)	(50,474)
Amortization	(82)	(99)	(287)	−	(468)	(336)
Impairment - reversal (***)	(1,139)	−	−	−	(1,139)	−
Cumulative translation adjustment	182	6	−	35	223	−
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Cost	34,680	1,423	3,379	937	40,419	36,118
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)	(2,829)
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Additions	134	18	64	−	216	193
Capitalized borrowing costs	−	−	5	−	5	5
Write-offs	(195)	−	(25)	−	(220)	(197)
Transfers	4	4	(1)	−	7	1
Amortization	(23)	(23)	(69)	−	(115)	(82)
Impairment - reversal (***)	15	−	−	−	15	−
Cumulative translation adjustment	(40)	(1)	(1)	(9)	(51)	−
Balance at March 31, 2014	33,585	330	1,135	928	35,978	33,209
Cost	34,561	1,463	3,424	928	40,376	36,149
Accumulated amortization	(976)	(1,133)	(2,289)	−	(4,398)	(2,940)
Balance at March 31, 2014	33,585	330	1,135	928	35,978	33,209
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31, 2013.

(**) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

12.2.   Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

As of March 31, 2014, the Company’s intangible assets include R$ 24,419 (R$ 24,419 at December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to property, plant and equipment, as set out in note 13.1 to the Company’s financial statements for the period ended December 31, 2013.

Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years upon certain conditions having been met.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for rights and concessions for exploration of oil and natural gas (capitalized acquisition costs), are set out in the table below:

	Consolidated
Exploratory costs recognized in Assets (*)	03.31.2014	12.31.2013
Property, plant and equipment
Opening balance	20,619	21,760
Additions	2,758	10,680
Write offs	(736)	(2,754)
Transfers	(555)	(9,056)
Cumulative translation adjustment	(18)	(11)
Closing balance	22,068	20,619
Intangible Assets (**)	32,361	32,516
Total Exploratory Costs Capitalized	54,429	53,135

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 12.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Exploration costs recognized in profit or loss	Jan-Mar 2014	Jan-Mar 2013
Geological and geophysical expenses	424	640
Exploration expenditures written off (includes dry wells and signature bonuses)	1,057	607
Other exploration expenses	44	35
Total expenses	1,525	1,282

	Consolidated
Cash used in activities	Jan-Mar 2014	Jan-Mar 2013
Operating activities	469	764
Investment activities	2,906	3,122
Total cash used	3,375	3,886

14.        Trade payables

	Consolidated
	03.31.2014	12.31.2013
Current liabilities
Third parties
In Brazil	12,228	12,523
Abroad	12,844	14,198
Related parties (note 17)	1,833	1,201
	26,905	27,922

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.            Finance debt

					Consolidated
	Export Credit Agency	Banking Market	Capital Markets	Others	Total
Non-current
In Brazil
Balance at January 1 , 2013	−	63,301	2,564	130	65,995
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)
Additions (new funding obtained)	−	22,576	512	−	23,088
Interest incurred during the period	−	185	35	7	227
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378
Transfer from long term to short term	−	(21,348)	(391)	(27)	(21,766)
Transfer to liabilities associated with assets held for sale	−	(30)	−	−	(30)
Balance at December 31, 2013	−	67,935	2,837	114	70,886
Abroad
Balance at January 1 , 2013	10,310	39,816	63,412	1,285	114,823
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063
Interest incurred during the period	2	30	77	17	126
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938
Transfer from long term to short term	(1,447)	(2,826)	(902)	(91)	(5,266)
Transfer to liabilities associated with assets held for sale	−	(849)	−	−	(849)
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981
Total balance at December 31, 2013	13,599	130,969	102,567	1,732	248,867

Non-current
In Brazil
Balance at January 1 , 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	(3)	−	−	(3)
Additions (new funding obtained)	−	6,985	−	−	6,985
Interest incurred during the period	−	71	25	−	96
Foreign exchange/inflation indexation charges	−	(692)	35	2	(655)
Transfer from long term to short term	−	(1,059)	(98)	(12)	(1,169)
Balance at March 31, 2014	−	73,237	2,799	104	76,140
Abroad
Balance at January 1 , 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	(356)	(2,063)	(4,413)	(40)	(6,872)
Additions (new funding obtained)	669	10,252	32,542	−	43,463
Interest incurred during the period	2	11	30	5	48
Foreign exchange/inflation indexation charges	(120)	(568)	185	(14)	(517)
Transfer from long term to short term	(713)	(380)	(2,979)	(36)	(4,108)
Balance at March 31, 2014	13,081	70,286	125,095	1,533	209,995
Total balance at March 31, 2014	13,081	143,523	127,894	1,637	286,135

	Consolidated
Current	03.31.2014	12.31.2013
Short Term Debt	8,294	8,560
Current Portion of Long Term Debt	10,912	7,304
Accrued Interest	2,597	2,880
	21,803	18,744

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.

								Consolidated
Maturity in	2014	2015	2016	2017	2018	2019 and afterwards	Total (*)	Fair value
Financing in Reais (BRL):	2,841	3,386	7,231	5,836	6,207	35,036	60,537	54,287
Floating rate debt	1,862	1,595	6,147	4,430	4,922	27,452	46,408
Fixed rate debt	979	1,791	1,084	1,406	1,285	7,584	14,129
Average interest rate in Reais	7.4%	7.7%	9.6%	8.9%	9.1%	9.3%	9.1%

Financing in US Dollars (USD):	12,450	11,702	20,427	19,803	25,461	103,782	193,625	192,955
Floating rate debt	11,311	8,786	9,735	8,259	20,040	40,857	98,988
Fixed rate debt	1,139	2,916	10,692	11,544	5,421	62,925	94,637
Average interest rate in US Dollars	2.4%	3.4%	3.1%	2.8%	3.1%	4.3%	3.7%

Financing in Reais indexed to US Dollars:	211	256	874	1,575	1,575	15,412	19,903	21,627
Floating rate debt	−	−	−	−	−	13	13
Fixed rate debt	211	256	874	1,575	1,575	15,399	19,890
Average interest rate in Reais indexed to US Dollars	4.9%	5.8%	6.1%	6.2%	6.2%	6.2%	6.2%

Financing in Pounds (£):	−	−	−	−	−	6,600	6,600	6,374
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	−	−	−	−	−	6,600	6,600
Average interest rate in Pounds	−	−	−	−	−	6.2%	6.2%

Financing in Yen (¥):	1,318	252	1,030	250	227	−	3,077	3,052
Floating rate debt	248	229	226	226	226	−	1,155
Fixed rate debt	1,070	23	804	24	1	−	1,922
Average interest rate in Yen	0.9%	0.8%	1.8%	0.8%	0.7%	−	1.2%

Financing in Euro (€):	9	7	2	2	8,566	15,575	24,161	24,603
Floating rate debt	−	−	−	−	−	471	471
Fixed rate debt	9	7	2	2	8,566	15,104	23,690
Average interest rate in Euro	7.0%	7.2%	14.5%	14.5%	3.7%	4.2%	4.0%

Financing in other currencies:	24	5	6	−	−	−	35	35
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	24	5	6	−	−	−	35
Average interest rate in other currencies	13.6%	15.3%	15.3%	−	−	−	14.1%

Total as of March 31, 2014	16,853	15,608	29,570	27,466	42,036	176,405	307,938	302,933
Total Average interest rate	3.2%	4.4%	4.7%	4.3%	4.2%	5.5%	5.0%
Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

* The average maturity of outstanding debt at March 31, 2014 is 6.5 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.2.      Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.64% p.a. in the first quarter of 2014 (3.81% p.a. in the first quarter of 2013).

15.3.   Funding – Outstanding balance

a)             Abroad

	Amount in US$ million
Company	Available (Line of credit)	Used	Balance
PGT	1,000	500	500
Petrobras	2,500	530	1,970

b)            In Brazil

Company	Available (Line of credit)	Used	Balance
Transpetro (*)	10,007	2,103	7,904
Petrobras	14,187	11,756	2,431
PNBV	9,878	107	9,771
Liquigas	110	100	10

(*) Purchase and sale agreements for 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116.

15.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for certain specific funding instruments to promote development, such as certain credit lines from the BNDES, which are collateralized by real assets. Financial transactions carried out by subsidiaries, which are guaranteed by Petrobras, are set out in note 17.3 ("Guarantees Granted").

The loans obtained by structured entities are collateralized by the project assets, liens on receivables and shares of the structured entities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Minimum receipts	Minimum payments
2014	332	42
2015 - 2018	1,599	210
2019 and thereafter	4,113	645
Estimated lease receipts/payments	6,044	897
Less Interest expense (annual)	(2,607)	(688)
Present value of minimum receipts/ payments	3,437	209

2014	188	12
2015 - 2018	910	103
2019 and thereafter	2,339	94
Present value of minimum receipts/ payments	3,437	209
Current	134	41
Non-current	3,303	168
At March 31, 2014	3,437	209
Current	135	38
Non-current	3,428	171
At December 31, 2013	3,563	209

16.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2014	29,066
2015 - 2018	60,153
2019 and thereafter	31,512
At March 31, 2014	120,731
At December 31, 2013	122,027

In the first quarter of 2014, the Company paid R$ 6,385 (R$ 5,115 in the first quarter of 2013) for consolidated operating lease installments, recognized as a period expense.

17.        Related parties

17.1.   Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. At March 31, 2014 and December 31, 2013, no losses were recognized on the statement of financial position for related party accounts receivable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.1.    By transaction

	Parent Company
	Jan-Mar/2014	03.31.2014
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	36,624
Foreign exchange and inflation indexation charges, net	469
Financial income (expenses), net	(1,077)
Assets
Trade and other receivables		8,916	2,555	11,471
Trade and other receivables (mainly from sales)		6,960	−	6,960
Dividends receivable		1,684	−	1,684
Intercompany loans		−	274	274
Capital increase (advance)		−	1,393	1,393
Related to construction of natural gas pipeline		−	771	771
Other operations		272	117	389
Liabilities
Finance leases					(1,972)	(5,739)	(7,711)
Financing on credit operations					(1,016)	(1,705)	(2,721)
Intercompany loans					−	(25,546)	(25,546)
Prepayment of exports					(23,975)	(22,559)	(46,534)
Accounts payable to suppliers					(12,266)	−	(12,266)
Purchases of crude oil, oil products and others					(8,153)	−	(8,153)
Affreightment of platforms					(3,532)	−	(3,532)
Advances from clients					(548)	−	(548)
Others					(33)	−	(33)
Other operations					−	(90)	(90)
As of March 31, 2014	36,016	8,916	2,555	11,471	(39,229)	(55,639)	(94,868)
Jan-Mar/2013	32,220
As of December 31, 2013		9,020	2,364	11,384	(36,098)	(46,071)	(82,169)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.2.  By company

	Parent Company
	Jan-Mar/2014	03.31.2014
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	22,457	2,410	21	2,431	(261)	(21)	(282)
PIB-BV Holanda	4,900	2,169	80	2,249	(29,781)	(49,810)	(79,591)
Gaspetro	2,617	1,586	771	2,357	(1,939)	−	(1,939)
PNBV	190	431	20	451	(3,903)	−	(3,903)
Transpetro	183	433	−	433	(848)	−	(848)
Fundo de Investimento Imobiliário	(61)	11	−	11	(202)	(1,358)	(1,560)
Petroquimica Suape	−	24	337	361	−	−	−
Thermoelectrics	(28)	105	226	331	(113)	(1,015)	(1,128)
CITEPE	−	18	1,045	1,063	−	−	−
Cia Locadora de Equipamentos Petrolíferos	(27)	504	−	504	(814)	−	(814)
Other subsidiaries	894	641	50	691	(216)	−	(216)
	31,125	8,332	2,550	10,882	(38,077)	(52,204)	(90,281)
Structured Entities
Nova Transportadora do Nordeste - NTN	(17)	139	−	139	(219)	(411)	(630)
Nova Transportadora do Sudeste - NTS	(54)	174	−	174	(205)	(467)	(672)
CDMPI	(14)	−	−	−	(303)	(1,687)	(1,990)
PDET Off Shore	(16)	−	−	−	(169)	(801)	(970)
	(101)	313	−	313	(896)	(3,366)	(4,262)
Associates
Companies from the petrochemical sector	4,987	265	−	265	(228)	(69)	(297)
Other associates	5	6	5	11	(28)	−	(28)
	4,992	271	5	276	(256)	(69)	(325)
	36,016	8,916	2,555	11,471	(39,229)	(55,639)	(94,868)

(*) Includes its subsidiaries and joint ventures.

17.1.3.    Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Up to 5%	−	−	(4,015)	(4,288)
From 5.01% to 7%	−	−	(19,826)	(20,267)
From 7.01% to 9%	−	−	(1,705)	(1,719)
More than 9.01%	274	279	−	−
	274	279	(25,546)	(26,274)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. The balances of the operations of the Parent Company with FIDC-NP are the following:

	Parent Company
	03.31.2014	12.31.2013
Short-term financial investments	595	1,088
Marketable securities	9,393	13,660
Assignment of receivables	(1,184)	(875)
Total recognized within current assets	8,804	13,873

Assignments of non-performing receivables	(15,424)	(22,042)
Total recognized within current liabilities	(15,424)	(22,042)

	Jan-Mar 2014	Jan-Mar 2013
Finance income FIDC-NP	54	6
Finance expense FIDC-NP	(380)	(213)
Net finance income (expense)	(326)	(207)

17.3.   Guarantees Granted

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	03.31.2014								12.31.2013
Maturity date of the loans	PifCo	PNBV	PGF	PGT	TAG	PB LOG	Others	Total	Total
2014	900	3,695	−	3,395	−	−	−	7,990	8,271
2015	2,829	2,667	−	−	−	283	−	5,779	6,050
2016	8,461	3,715	5,092	−	−	−	−	17,268	17,980
2017	3,960	2,323	6,789	−	−	−	679	13,751	7,208
2018	9,162	7,402	4,676	7,921	−	1,054	−	30,215	26,196
2019	6,223	6,223	11,973	14,710	−	−	−	39,129	40,234
2020 and thereafter	30,536	10,529	38,031	14,325	11,905	−	1,557	106,883	79,296
	62,071	36,554	66,561	40,351	11,905	1,337	2,236	221,015	185,235

17.4.   Investment fund of subsidiaries abroad

At March 31, 2014, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 16,700 (R$ 17,368 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Jan-Mar/ 2014		03.31.2014	Jan-Mar/ 2013		12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
State-controlled Gas distributors	2,496	1,297	580	2,134	994	490
Petrochemical companies	4,697	273	296	4,513	220	282
Other joint ventures and associates	929	400	917	448	328	452
	8,122	1,970	1,793	7,095	1,542	1,224
Government entities
Government bonds	404	21,935	−	519	14,634	−
Banks controlled by the Federal Government	(1,637)	6,719	72,103	(1,139)	6,562	69,788
Electricity sector (note 17.6)	464	6,110	−	395	5,050	−
Petroleum and alcohol account - Receivables from Federal government (note 17.7)	−	838	−	−	836	−
Federal government - Dividends and interest on capital	(47)	−	1,999	(20)	−	1,953
Others	33	645	652	35	491	781
	(783)	36,247	74,754	(210)	27,573	72,522
Pension Plans	(1)	−	207	−	−	366
	7,338	38,217	76,754	6,885	29,115	74,112

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

	Consolidated
	Jan-Mar/ 2014		03.31.2014	Jan-Mar/ 2013		12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	8,637			7,534
Foreign exchange and inflation indexation charges, net	(644)			(497)
Financial income (expenses), net	(655)			(152)

Current assets		25,935	9,162		17,856	8,358
Non-current		12,282	67,592		11,259	65,754
	7,338	38,217	76,754	6,885	29,115	74,112

17.6.   Receivables from the electricity sector

As of March 31, 2014, the Company had R$ 6,110 of receivables from the Brazilian electricity sector, (R$ 5,050 as of December, 31, 2013) of which R$ 4,867 were classified to non-current assets.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

In March 2013 a private instrument of debt acknowledgement was signed by AME, with Eletrobras as a guarantor in the amount of R$ 850, which will be paid in 60 successive monthly installments of R$ 14, indexed to the SELIC interest rate.

17.7.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of March 31, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 838 (R$ 836 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.8.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

	03.31.2014			03.31.2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	3.5	0.2	3.7	3.1	0.3	3.4
Long-term compensation (post-retirement benefits)	0.2	−	0.2	−	−	−
Total compensation	3.7	0.2	3.9	3.1	0.3	3.4

Number of members	7	10	17	7	10	17

In the first quarter of 2014, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 15.3 (R$ 14.4 in the first quarter of 2013).

18.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	03.31.2014	12.31.2013
Opening balance	16,709	19,292
Revision of provision	(4)	(2,051)
Payments made	(248)	(1,092)
Interest accrued	124	426
Others (*)	(46)	134
Closing balance	16,535	16,709

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Taxes

19.1.   Income taxes

	Consolidated
	03.31.2014	12.31.2013
Current assets
Taxes In Brazil	2,377	2,229
Taxes abroad	222	255
	2,599	2,484

Current liabilities
Taxes In Brazil	557	369
Taxes abroad	178	290
	735	659

19.2.   Taxes and contributions

	Consolidated
Current assets	03.31.2014	12.31.2013
Taxes in Brazil
ICMS (VAT)	3,616	3,801
PIS / COFINS (taxes on revenues)	4,914	4,846
CIDE	40	46
Others	347	353
	8,917	9,046
Taxes abroad	94	116
	9,011	9,162

Non-current assets
Taxes in Brazil
Deferred ICMS (VAT)	2,169	2,059
Deferred PIS and COFINS (taxes on revenues)	10,327	9,831
Others	668	684
	13,164	12,574
Taxes abroad	18	29
	13,182	12,603
Current liabilities
Taxes in Brazil
ICMS (VAT)	2,679	2,727
PIS / COFINS (taxes on revenues)	448	538
CIDE	32	37
Production Taxes (Special Participation / Royalties)	5,464	5,698
Withholding Income tax and social contribution	341	600
Others	776	821
	9,740	10,421
Taxes abroad	353	517
	10,093	10,938

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Deferred income tax and social contribution - non-current

The changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, plant and equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)
Recognized in profit or loss for the year	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)
Others	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in profit or loss for the period	(1,368)	(705)	(766)	(181)	84	(418)	(116)	18	2,770	(682)
Recognized in shareholders’ equity	−	−	(1,152)	(97)	−	(113)	−	−	(230)	(1,592)
Cumulative translation adjustment	−	(3)	24	−	(3)	(45)	−	−	(53)	(80)
Others	−	(35)	44	−	1	(15)	(8)	−	(11)	(24)
Balance at March 31, 2014	(32,773)	(10,128)	2,798	(1,492)	1,039	10,680	1,222	3,163	2,554	(22,937)

Deferred tax assets										2,647
Deferred tax liabilities										(23,206)
Balance at December 31, 2013										(20,559)

Deferred tax assets										2,687
Deferred tax liabilities										(25,624)
Balance at March 31, 2014										(22,937)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.4.   Reconciliation between tax expense and accounting profit

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Mar 2014	Jan-Mar 2013
Income before income taxes	7,589	11,396
Income tax and social contribution computed based on Brazilian statutory corporate tax rates (34%)	(2,580)	(3,875)
Adjustments between income taxes based on statutory rates and on the effective tax rate:
Different jurisdictional tax rates for companies abroad	622	344
Tax incentives	19	7
Tax losses	164	(79)
Deductible / (taxable) expenses, net (*)	(165)	(120)
Tax credits of companies abroad in the exploration stage	(3)	(3)
Others	140	166
Income tax and social contribution expense	(1,803)	(3,560)
Deferred income tax and social contribution	(682)	(2,122)
Current income tax and social contribution	(1,121)	(1,438)

Effective tax rate	23.8%	31.2%

(*) Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and inactive) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	A M S		Total
Balance at December 31, 2012	22,766	1,117	17,145	298	41,326
(+) Effect of remeasurement recognized in other comprehensive income	(12,369)	(1,294)	(1,963)	(10)	(15,636)
(+) Costs incurred in the year	3,000	461	2,001	53	5,515
(-) Contributions paid	(551)	−	(786)	(56)	(1,393)
(-) Payments related to the Term of Financial Commitment	(331)	−	−	−	(331)
Other	−	−	−	(28)	(28)
Balance at December 31, 2013	12,515	284	16,397	257	29,453

Current	1,068	−	836	8	1,912
Non-current	11,447	284	15,561	249	27,541
	12,515	284	16,397	257	29,453

(+) Costs incurred in the year	408	29	591	13	1,041
(-) Contributions paid	(135)	−	(201)	(4)	(340)
Other	−	−	−	(22)	(22)
Balance as at March 31, 2014	12,788	313	16,787	244	30,132

Current	1,164	−	836	8	2,008
Noncurrent	11,624	313	15,951	236	28,124
	12,788	313	16,787	244	30,132

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Service cost	28	20	76	6	130
Interest on net Liabilities (Assets)	380	9	515	7	911
Net costs for the year	408	29	591	13	1,041

Related to active employees:
Included in the cost of sales	135	15	136	3	289
Operating expense recognized in profit or loss	75	13	103	9	200
Related to retired employees	198	1	352	1	552
Net costs for the year	408	29	591	13	1,041

Net costs for the period Jan-Mar/ 2014	745	146	500	12	1,403

At March 31, 2014, the Company had crude oil and oil products of R$ 7,420 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first quarter of 2014, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 196.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.1.   Profit sharing

Profit sharing benefit complies with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and is computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement to a new profit sharing regulation, concluding negotiations started during the 2013/2014 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by Management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

The amended rules were applied to determine profit sharing benefit for the year ended December 31, 2013, which was paid on May 2, 2014, resulting in an additional profit sharing expense of R$ 388, recognized in other operating expenses, as set out following:

2013
Consolidated net income attributable to shareholders of Petrobras	23,570
Percentage of overall achievement of goals = 100.85% (*)	6.25%
Profit sharing - New methodology	1,473
Portion recognized in 2013 (**)	1,085
Additional Portion recognized in March 2014	388

(**) Does not include R$ 17 of profit sharing from companies abroad

The profit sharing benefit accrued for the first quarter of 2014 is set out following:

2014
Consolidated net income attributable to shareholders of Petrobras	5,393
Percentage of overall achievement of goals = 99.43% (*)	6.1875%
Profit sharing - Subsidiaries in Brazil	334
Profit sharing - Companies abroad and others	2
336

(*) Corporate indicators: limit levels to crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency, percentage of compliance with natural gas delivery schedule.

20.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees enrolled during the enrollment period, which finished on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities that such employees were engaged.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Employees who enrolled in the PIDV were aged 55 or over and had to be retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014) and may withdraw any time before separation, in which case will not be entitled to the separation incentives.

The plan determines two types of separation incentives: fixed additional payments of ten month-wages, limited to a cap of R$ 600 thousand and a floor of R$ 180 thousand; variable additional payments between 15% and 25% of a month-wage for every month worked after the seventh working month, to the date of separation.

On March 31, 2014 the Company recognized as other operating expenses in profit or loss a provision for the expected payments in the amount of R$ 2,396, with a current liability of R$ 1,301 and a noncurrent liability of R$ 1,095 recognized in the statement of financial position.

The amounts are subject to changes resulting from withdrawal of employees, Collective Bargaining Agreements, which might increase wages before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well variable additional incentives earned by employees.

21.        Shareholders’ equity

21.1.   Share capital

At March 31, 2014, subscribed and fully paid share capital was R$ 205,411, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved an increase in the Company’s share capital from R$ 205,411 to R$ 205,432, through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013, in the amount of R$ 21.

21.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of R$ 9,301, which corresponds to R$ 0.5217 per common shares and R$ 0.9672 per preferred share. These dividends were paid on April 25, 2014 and the record date was April 2, 2014. Amounts paid were restated and indexed based on the SELIC rate from December 31, 2013 to the date of payment.

21.3.   Earnings per share

	Consolidated		Parent Company
	Jan-Mar/ 2014	Jan-Mar/ 2013	Jan-Mar/ 2014	Jan-Mar/ 2013
Net income attributable to Shareholders of Petrobras	5,393	7,693	5,363	7,629
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.41	0.59	0.41	0.58

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Sales revenues

	Consolidated
	Jan-Mar/2014	Jan-Mar/2013
Gross sales	98,406	88,481
Sales taxes	(16,861)	(15,946)
Sales revenues (*)	81,545	72,535
Domestic market	62,397	54,809
Exports	8,227	8,027
International sales (**)	10,921	9,699

(*) See note 27 for a breakdown of sales revenues by business segment
(**) Sales revenues from operations outside of Brazil, other than exports

23.        Other operating expenses, net

	Consolidated
	Jan-Mar/2014	Jan-Mar/2013
Expenditures on Voluntary Separation Incentive Plan	(2,396)	−
Pension and medical benefits (inactive)	(552)	(497)
Unscheduled stoppages and pre-operating expenses	(532)	(305)
Institutional relations and cultural projects	(459)	(301)
(Losses) / Gains on legal, administrative and arbitration proceedings	(381)	(522)
Inventory write-down to net realizable value (market value)	(291)	(147)
Expenditures on health, safety and environment	(83)	(140)
Gains / (Losses) on disposal / write-off of assets	584	29
Expenditures/reimbursements from operations in E&P partnerships	171	84
Government grants	71	44
Impairment	15	−
Others *	(295)	104
	(4,148)	(1,651)

* In 2014, includes additional profit sharing benefit for 2013, as set out in note 20.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.        Expenses by nature

	Consolidated
	Jan-Mar/2014	Jan-Mar/2013
Raw material / products for resale	(36,618)	(31,250)
Production taxes	(8,482)	(7,298)
Employee compensation	(9,129)	(6,289)
Depreciation, depletion and amortization	(7,123)	(6,382)
Changes in inventories	1,957	2,073
Materials, third-party services, freight, rent and other related costs	(12,378)	(11,324)
Exploration expenditures (includes dry wells and signature bonuses written off)	(1,057)	(607)
Other taxes	(327)	(223)
(Losses) / Gains on legal, administrative and arbitration proceedings	(381)	(522)
Institutional relations and cultural projects	(459)	(301)
Unscheduled stoppages and pre-operating expenses	(532)	(305)
Expenditures on health, safety and environment	(83)	(140)
Inventory write-down to net realizable value (market value)	(291)	(147)
Impairment	15	−
Gains / (Losses) on disposal / write-off of assets	584	29
	(74,304)	(62,686)

Cost of sales	(62,091)	(53,679)
Selling expenses	(2,725)	(2,294)
General and administrative expenses	(2,560)	(2,471)
Exploration costs	(1,525)	(1,282)
Research and development expenses	(592)	(673)
Other taxes	(327)	(223)
Other operating expenses, net	(4,148)	(1,651)
Profit sharing	(336)	(413)
	(74,304)	(62,686)

25.        Net finance income (expense)

	Consolidated
	Jan-Mar/2014	Jan-Mar/2013
Foreign exchange/inflation indexation charges on net debt (*)	253	1,770
Debt interest and charges	(3,641)	(2,531)
Interest income from investments and marketable securities	623	493
Financial result on net debt	(2,765)	(268)
Capitalized borrowing costs	2,237	1,670
Gains (losses) on derivatives	17	(69)
Result from marketable securities	34	108
Other finance expense and income, net	(97)	102
Other foreign exchange and inflation indexation charges, net	401	(153)
Finance income (expenses), net (**)	(173)	1,390
Income	1,043	972
Expenses	(1,848)	(1,199)
Foreign exchange and inflation indexation charges, net	632	1,617

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.
(**) Pursuant to item 3.06 of the income statement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Mar/2014	Jan-Mar/2013
Amounts paid / received during the period
Income tax and social contribution paid	457	564
Withholding income tax paid for third-parties	1,022	798

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	8	2
Amounts related to the recognition (reversal) of a provision for decommissioning costs	13	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Segment information

Consolidated assets by Business Area - 03.31.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	14,560	45,244	11,867	192	4,938	11,241	84,656	(13,033)	159,665
Non-current assets	350,560	176,456	57,506	2,601	12,388	28,962	39,835	(25,958)	642,350
Long-term receivables	15,252	10,407	4,321	6	6,069	4,587	30,984	(25,787)	45,839
Investments	234	5,637	1,901	2,079	15	5,531	222	−	15,619
Property, plant and equipment	302,933	160,084	50,444	516	5,625	17,589	7,894	(171)	544,914
Operation assets	211,292	82,488	40,112	475	4,114	10,410	3,487	(171)	352,207
Under construction	91,641	77,596	10,332	41	1,511	7,179	4,407	−	192,707
Intangible assets	32,141	328	840	−	679	1,255	735	−	35,978
Total Assets	365,120	221,700	69,373	2,793	17,326	40,203	124,491	(38,991)	802,015

Consolidated assets by Business Area - 12.31.2013 *

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operation assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121
Total Assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Mar/ 2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	39,573	64,146	9,552	115	23,499	8,321	−	(63,661)	81,545
Intersegments	39,382	22,165	837	110	670	497	−	(63,661)	−
Third parties	191	41,981	8,715	5	22,829	7,824	−	−	81,545
Cost of sales	(19,678)	(68,944)	(8,482)	(132)	(21,485)	(7,262)	−	63,892	(62,091)
Gross profit	19,895	(4,798)	1,070	(17)	2,014	1,059	−	231	19,454
Expenses	(3,649)	(2,622)	(439)	(49)	(1,257)	(605)	(3,379)	123	(11,877)
Selling, general and administrative expenses	(210)	(1,734)	(689)	(30)	(1,091)	(425)	(1,224)	118	(5,285)
Exploration costs	(1,476)	−	−	−	−	(49)	−	−	(1,525)
Research and development expenses	(313)	(98)	(41)	(6)	(1)	(1)	(132)	−	(592)
Other taxes	(31)	(37)	(68)	(1)	(12)	(55)	(123)	−	(327)
Other operating expenses, net	(1,619)	(753)	359	(12)	(153)	(75)	(1,900)	5	(4,148)
Income before financial results, profit sharing and income taxes	16,246	(7,420)	631	(66)	757	454	(3,379)	354	7,577
Financial income (expenses), net	−	−	−	−	−	−	(174)	−	(174)
Share of profit of equity-accounted investments	7	146	127	(31)	−	269	4	−	522
Profit sharing	(118)	(92)	(12)	(1)	(23)	(6)	(84)	−	(336)
Net Income before income taxes	16,135	(7,366)	746	(98)	734	717	(3,633)	354	7,589
Income tax and social contribution	(5,483)	2,555	(211)	23	(250)	103	1,582	(122)	(1,803)
Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net income attributable to:
Shareholders of Petrobras	10,654	(4,808)	515	(75)	484	753	(2,362)	232	5,393
Non-controlling interests	(2)	(3)	20	−	−	67	311	−	393
	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Mar/ 2013 *

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	34,692	57,142	8,149	221	20,680	8,679	−	(57,028)	72,535
Intersegments	34,232	19,594	707	212	582	1,701	−	(57,028)	−
Third parties	460	37,548	7,442	9	20,098	6,978	−	−	72,535
Cost of sales	(17,429)	(61,579)	(6,482)	(241)	(18,635)	(6,933)	−	57,620	(53,679)
Gross profit	17,263	(4,437)	1,667	(20)	2,045	1,746	−	592	18,856
Expenses	(2,021)	(1,987)	(468)	(47)	(961)	(548)	(2,663)	101	(8,594)
Selling, general and administrative expenses	(230)	(1,614)	(431)	(31)	(1,008)	(420)	(1,128)	97	(4,765)
Exploration costs	(1,238)	−	−	−	−	(44)	−	−	(1,282)
Research and development expenses	(370)	(101)	(38)	(12)	(1)	(2)	(149)	−	(673)
Other taxes	(23)	(46)	(30)	(1)	(14)	(75)	(34)	−	(223)
Other operating expenses, net	(160)	(226)	31	(3)	62	(7)	(1,352)	4	(1,651)
Income before financial results, profit sharing and income taxes	15,242	(6,424)	1,199	(67)	1,084	1,198	(2,663)	693	10,262
Financial income (expenses), net	−	−	−	−	−	−	1,390	−	1,390
Share of profit of equity-accounted investments	(2)	58	123	(4)	1	(16)	(4)	−	156
Profit sharing	(158)	(103)	(16)	−	(11)	(10)	(115)	−	(413)
Net Income before income taxes	15,082	(6,469)	1,306	(71)	1,074	1,172	(1,392)	693	11,395
Income tax and social contribution	(5,129)	2,220	(402)	23	(365)	(399)	728	(236)	(3,560)
Net income (loss)	9,953	(4,249)	904	(48)	709	773	(664)	457	7,835
Net income attributable to:
Shareholders of Petrobras	9,958	(4,249)	878	(48)	709	732	(744)	457	7,693
Non-controlling interests	(5)	−	26	−	−	41	80	−	142
	9,953	(4,249)	904	(48)	709	773	(664)	457	7,835

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	Jan-Mar 2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	1,868	4,488	286	2,878	15	(1,214)	8,321
Intersegments	853	827	19	1	11	(1,214)	497
Third parties	1,015	3,661	267	2,877	4	−	7,824

Income before financial results, profit sharing and income taxes	425	53	62	98	(159)	(25)	454
Net income attributable to shareholders of Petrobras	619	65	76	91	(73)	(25)	753

Income statement	Jan-Mar 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,670	4,292	286	2,502	−	(1,071)	8,679
Intersegments	1,557	1,195	17	3	−	(1,071)	1,701
Third parties	1,113	3,097	269	2,499	−	−	6,978
Income before financial results, profit sharing and income taxes	1,184	89	15	57	(134)	(13)	1,198
Net income attributable to shareholders of Petrobras	815	70	15	51	(206)	(13)	732

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 03.31.2014	30,478	5,438	1,246	2,456	6,692	(6,107)	40,203
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out following.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	03.31.2014	12.31.2013
Labor claims	1,372	1,332
Tax claims	232	221
Civil claims	1,365	1,276
Environmental claims	92	62
Other claims	22	27
	3,083	2,918

	Consolidated
	03.31.2014	12.31.2013
Opening balance	2,918	2,585
Additions, net (*)	388	841
Payments made	(247)	(542)
Accruals and charges	26	166
Others	(2)	(132)
Closing balance	3,083	2,918

28.2.   Judicial deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2014	12.31.2013
Labor	2,127	2,067
Tax	2,425	2,348
Civil	1,339	1,240
Environmental	199	195
Others	18	16
	6,108	5,866

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	76,374
Civil - General	6,907
Labor	8,068
Civil - Environmental	3,399
Others	6
94,754

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the expectation of loss is considered as possible is set out following.

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,677
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,806
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,874
4)Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	13,698
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,664

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is in judicial stage, in which the Company is taking legal actions to ensure its rights.	1,642
7) Non-payment of tax on financial operations (IOF) over intercompany loans with PifCo, Brasoil and BOC, in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,816
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,101
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,600
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	3,735
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	3,452
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,921
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,582
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,424
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	997
Plaintiff: Federal Revenue of Brazil
16) Non-payment of social security contributions on payment of allowances and contingent bonus.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,342
Plaintiff : State Finance Department of SP, RS and SC
17) Three states challenge the payment of VAT (ICMS) on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,064
18) Other tax proceedings	10,979
Total for tax proceedings	76,374

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1)

Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,684
2) Other civil proceedings	3,223
Total for civil proceedings	6,907

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	1,821
2) Other environmental proceedings	1,578
Total for environmental proceedings	3,399

d)            Labor Proceedings – General

Description of labor proceedings	Estimate
Plaintiff : Sindipetro do Norte Fluminense and Sindipetro da Bahia

1) Class Actions regarding wage underpayments to certain of our employees due to alleged changes in the methodology in which overtime is factored into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The proceedings were partially judged by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court.	1,077
2) Other labor proceedings	6,991
Total for labor proceedings	8,068

28.4.   Contingent assets

28.4.1.    Legal proceeding in the United States - P-19 and P-31

In 2002, Brasoil and Petrobras obtained a favorable decision in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245 million.

29.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,608, of which R$ 5,852 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,544 and bank guarantees in the amount of R$ 1,308.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as: price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk and manages risk through a corporate policy established by its officers.

The objective of the overall risk management policy of the company is to support the achievement of its strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of March 31, 2014, as well as the amounts recognized in profit or loss and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair Value Asset Position (Liability)		Maturity
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Risk management of price related to crude oil and oil products prices
Futures contracts	10,802	10,224	30	(48)
Purchase commitments	68,592	52,267	−	−	2014
Sale commitments	(57,790)	(42,043)	−	−	2014
Options contracts	(50)	−	1	−
Call	950	−	−	−	2014
Put	(1,000)	−	−	−	2014
Foreign exchange risk
Cross-currency Swap	JPY 35.000/USD 298		51	26	2016
U.S. dollar forward - long position	USD 110	−	−	−	2014
U.S. dollar forward - short position	−	USD 17	−	(2)	2014

Interest rate risk
Swap – Libor x Fixed rate	USD 430	USD 440	(40)	(47)	2020
Swap – Euribor x Fixed rate	EUR 9	EUR 10	(1)	(1)	2015

Total recognized in Statement of Financial Position			41	(72)

	Recognized in Profit or Loss (*)		Recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2014	Jan-Mar/2013	Jan-Mar/2014	Jan-Mar/2013	Jan-Mar/2014	Jan-Mar/2013
Commodity derivatives	37	(16)	−	−	106	152
Currency derivatives	(20)	20	6	(2)	−	−
Cash flow hedge on exports	(470)	−	4,362	−	−	−
Interest derivatives	−	−	2	14	−	−
Embedded derivative - ethanol	−	(73)	−	−	−	−
(*) Amounts recognized in finance income in the period
(**) Amounts recognized as other comprehensive income in the period

30.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A sensitivity analysis of crude oil and oil products derivatives including the fair value as of March 31, 2014 and two stressed scenarios, considering price changes of 25% and 50% on the risk variable, respectively, comparatively to March 31, 2014 is set out following:

		Probable Scenario as of 03.31.2014		Stressed Scenario (Δ of 25%)		Stressed Scenario (Δ of 50%)
Commodities and freight (consolidated)	Risk	Assets	Derivative	Assets	Derivative	Assets	Derivative
Crude oil (WTI)	Derivative (price decrease) vs. Inventory (price increase)	40	(5)	(241)	244	(522)	493
Distillate products	Derivative (price decrease) vs. Inventory (price increase)	3	−	(106)	102	(214)	204
Fuel oil	Derivative (price increase) vs. Inventory (price decrease)	(12)	4	(151)	139	(289)	274
Freight	Derivative (price increase) vs. Inventory (price decrease)	−	1	(1)	1	(2)	2
Ethanol	Derivative (price increase) vs. Inventory (price decrease)	−	(1)	(1)	1	(2)	2

30.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s highly probable future exports

Effective mid-May 2013, the Company designated hedging relationships to account for the effects of the existing natural hedge between a portion of its long term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.5 years).

The principal amounts, fair value as of March 31, 2014, and a schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Hedging Instrument	Hedged Transactions	Nature of the risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on 03.31.2014

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2014 to august 2021	46,913	106,164

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the Principal Amount	US$ million
Amounts designated in May 2013	43,859
New hedging instruments designated	11,962
Exports affecting profit or loss	(4,335)
Principal repayments / amortization	(4,574)
Amounts designated as of March 31, 2014	46,913

								Consolidated
									03.31.2014
	2014	2015	2016	2017	2018	2019	2020	2021	Total
Expected reclassification	(947)	(1,363)	(1,664)	(1,762)	(1,421)	(1,285)	(138)	250	(8,330)

b)            Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)               Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out following, for which the probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 03.31.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,561		397	1,640	3,280
Liabilities	(133,407)	Dollar	(8,076)	(33,352)	(66,703)
Cash flow hedge on exports	106,164		6,427	26,541	53,082
Forward Derivative (net Short Position)	249		15	62	125
	(20,433)		(1,237)	(5,109)	(10,216)

Liabilities	(1,941)	Yen	38	(485)	(971)
Cross-currency Swap	769		(44)	269	806
	(1,172)		(6)	(216)	(165)

Assets	17,381		(348)	4,345	8,691
Liabilities	(40,969)	Euro	821	(10,242)	(20,485)
	(23,588)		473	(5,897)	(11,794)

Assets	4,323	Pound	(45)	1,081	2,162
Liabilities	(10,757)	Sterling	112	(2,689)	(5,378)
	(6,434)		67	(1,608)	(3,216)

Assets	855		(58)	214	427
Liabilities	(1,702)	Peso	116	(426)	(851)
	(847)		58	(212)	(424)
	(52,474)		(645)	(13,042)	(25,815)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 1.60% depreciation of the Real relative the Dollar / Yen x Dollar – a 0.91% appreciation of the Yen / Dollar x Euro: a 3.43% depreciation of the Euro / Dollar x Pound Sterling: a 2.61% depreciation of the Pound Sterling / Dollar x Peso: a 3.83% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.3.   Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group, such as interest rate swaps, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects.

The Company does not intend to settle the transaction before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative, for which a sensitivity analysis is set out following:

		Consolidated
Interest rate derivatives	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)

Hedge (Derivative - Swap)	LIBOR decline	4	(5)	(8)
Debt	LIBOR increase	(4)	5	8
(*) The probable scenario was obtained based on LIBOR futures.

30.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is much diversified between clients from the domestic market and from foreign markets and credit granted to financial institutions is spread among “Investment Grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

30.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or another financial assets in order to settle its obligations on the established dates and is managed by the Company based on policies such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needed; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A maturity analysis of the long-term debt, including face value and interest payments is set out following:

	Consolidated
Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	03.31.2014	12.31.2013
	27,994	28,826	43,168	39,989	46,218	57,032	185,593	428,820	363,513

31.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	10,041	−	−	10,041
Commodity derivatives	31	−	−	31
Foreign currency derivatives	−	51	−	51
Balance at March 31, 2014	10,072	51	−	10,123
Balance at December 31, 2013	9,124	24	−	9,148

Liabilities
Commodity derivatives	−	−	−	−
Interest derivatives	−	(41)	−	(41)
Balance at March 31, 2014	−	(41)	−	(41)
Balance at December 31, 2013	(48)	(48)	−	(96)

The estimated fair value for the Company’s long term debt as of March 31, 2014, computed based on the prevailing market rates for operations that have similar nature, maturity and risk to the contracts recognized, is set out in note 15.

32.        Subsequent events

Disposal of interest in UTE Norte Fluminense

On April 11, 2014 Petrobras entered into an agreement with Électricité de France (EDF) group to dispose of its 10% interest in Usina Termelétrica Norte Fluminense (NTF).

This transaction is part of a restructuring program for the Gas & Power segment portfolio, in accordance with the 2014-2018 Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of March 31, 2014

	Number of notes
Notes to the Financial Statements	Annual for 2013	Quarterly information for 1T-2014
The Company and its operations	1	1
Basis of preparation of the financial statements	2	2
Basis of consolidation	**	3
Summary of significant accounting policies	3	4
Cash and cash equivalents	6	5
Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Acquisitions, disposal of assets and legal mergers	*	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration for and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related parties	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employee benefits (Post-employment)	22	20
Shareholders' equity	24	21
Sales revenues	25	22
Other operating expenses, net	26	23
Expenses by nature	27	24
Net finance income (expense)	28	25
Supplementary information on the statement of cash flows	29	26
Segment reporting	30	27
Provisions for legal proceedings, contingent liabilities and contingent assets	31	28
Guarantees for concession agreements for petroleum exploration	33	29
Risk management and derivative instruments	***	30
Fair value of financial assets and liabilities	35	31
Subsequent events	37	32

(*) Mergers, split-offs and other information about investments.
(**) Summary of significant accounting policies
(***) Risk management and derivative instruments

The notes to the annual report 2013 that were suppressed in the ITR 1T2014 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	4
New standards and interpretations	5
Impairment	14
Profit sharing	23
Commitments for purchase of natural gas	32
Insurance	36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.